Exhibit 99.1

TELUS INTERNATIONAL (CDA) INC. CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) September 30, 2023

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Income and Other Comprehensive Income (Loss)
(unaudited)

		Three months		Nine months
Periods ended September 30 (millions except earnings per share)	Note	2023	2022	2023	2022
REVENUE	3	$663	$615	$2,016	$1,838

OPERATING EXPENSES
Salaries and benefits		403	346	1,258	1,044
Goods and services purchased		116	111	339	344
Share-based compensation	4	5	6	21	20
Acquisition, integration and other		11	7	48	17
Depreciation	10	36	29	102	88
Amortization of intangible assets	11	44	32	138	102
		615	531	1,906	1,615

OPERATING INCOME		48	84	110	223

OTHER EXPENSES (INCOME)
Interest expense	5	38	10	107	29
Foreign exchange gain		(2)	(11)	(4)	(25)
INCOME BEFORE INCOME TAXES		12	85	7	219
Income tax expense (recovery)	6	3	26	(9)	70
NET INCOME		9	59	16	149

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as held-for-hedging		13	26	7	67
Exchange differences arising from translation of foreign operations		(36)	(79)	(19)	(176)
		(23)	(53)	(12)	(109)

COMPREHENSIVE INCOME (LOSS)		$(14)	$6	$4	$40

EARNINGS PER SHARE	7
Basic		$0.03	$0.22	$0.06	$0.56
Diluted		$0.03	$0.22	$0.06	$0.55

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	7	274	266	273	266
Diluted	7	276	269	277	269
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Financial Position
(unaudited)

As at (millions)	Note	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents		$132	$125
Accounts receivable	8	494	428
Due from affiliated companies	16(a)	36	81
Income and other taxes receivable		8	7
Prepaid and other assets		53	35
Current portion of derivative assets	9	20	19
		743	695
Non-current assets
Property, plant and equipment, net	10	494	449
Intangible assets, net	11	1,571	1,008
Goodwill	11	1,951	1,350
Derivative assets	9	21	13
Deferred income taxes		25	14
Other long-term assets	17(b)	23	27
		4,085	2,861
Total assets		$4,828	$3,556

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	17(b)	$301	$289
Due to affiliated companies	16(a)	150	111
Income and other taxes payable		73	67
Current portion of provisions	12	5	1
Current maturities of long-term debt	13	122	83
Current portion of derivative liabilities	9	1	1
		652	552
Non-current liabilities
Provisions	12	207	2
Long-term debt	13	1,670	881
Deferred income taxes		291	264
Other long-term liabilities		20	19
		2,188	1,166
Total liabilities		2,840	1,718

Owners’ equity		1,988	1,838
Total liabilities and owners’ equity		$4,828	$3,556

Contingent liabilities	15
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Changes in Owners’ Equity
(unaudited)

(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance as at January 1, 2022		266	$1,490	$24	$107	$34	$1,655
Net income		—	—	—	149	—	149
Other comprehensive loss		—	—	—	—	(109)	(109)
Share-based compensation	4	—	10	14	(1)	—	23
Balance as at September 30, 2022		266	$1,500	$38	$255	$(75)	$1,718

Balance as at January 1, 2023		267	$1,503	$55	$292	$(12)	$1,838
Net income		—	—	—	16	—	16
Other comprehensive loss		—	—	—	—	(12)	(12)
Common shares issued	11(b)	6	125	—	—	—	125
Share-based compensation	4	1	18	4	(1)	—	21
Balance as at September 30, 2023		274	$1,646	$59	$307	$(24)	$1,988
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

		Three months		Nine months
Periods ended September 30 (millions)	Note	2023	2022	2023	2022
OPERATING ACTIVITIES
Net income		$9	$59	$16	$149
Adjustments:
Depreciation and amortization		80	61	240	190
Interest expense		38	10	107	29
Income tax expense (recovery)		3	26	(9)	70
Share-based compensation		5	6	21	20
Change in market value of derivatives and other		(3)	(26)	(5)	(23)
Net change in non-cash operating working capital	17(c)	66	17	37	(19)
Share-based compensation payments		(2)	(8)	(2)	(14)
Income taxes paid, net		(11)	(16)	(49)	(49)
Cash provided by operating activities		185	129	356	353

INVESTING ACTIVITIES
Cash payments for capital assets	17(c)	(20)	(26)	(58)	(76)
Cash payments for other assets		—	7	—	(13)
Cash payments for acquisitions, net	11(b)	(1)	—	(852)	—
Cash used in investing activities		(21)	(19)	(910)	(89)

FINANCING ACTIVITIES
Shares issued		1	—	3	2
Withholding taxes paid related to net share settlement of equity awards	4(a)	(1)	—	(3)	(1)
Long-term debt issued	17(d)	40	—	1,076	—
Repayment of long-term debt	17(d)	(187)	(78)	(435)	(207)
Interest paid on credit facilities	1(b)	(27)	(5)	(80)	(16)
Cash (used in) provided by financing activities		(174)	(83)	561	(222)

Effect of exchange rate changes on cash and cash equivalents		(1)	(7)	—	(14)

CASH POSITION
(Decrease) increase in cash and cash equivalents		(11)	20	7	28
Cash and cash equivalents, beginning of period		143	123	125	115
Cash and cash equivalents, end of period		$132	$143	$132	$143
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Notes to Condensed Interim Consolidated Financial Statements
(unaudited)

TELUS International (Cda) Inc. (TELUS International) is a leading digital customer experience innovator that designs, builds and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands.
TELUS International was incorporated under the Business Corporations Act (British Columbia) on January 2, 2016, and is a subsidiary of TELUS Corporation. TELUS International maintains its registered office at 510 West Georgia Street, Vancouver, British Columbia.
The terms we, us, our or ourselves are used to refer to TELUS International and, where the context of the narrative permits or requires, its subsidiaries.
Additionally, the term TELUS Corporation is a reference to TELUS Corporation, and where the context of the narrative permits or requires, its subsidiaries, excluding TELUS International.
Notes to the condensed interim consolidated financial statements		Page
General application
1.	Condensed interim consolidated financial statements	5
2.	Capital structure financial policies	6
Consolidated results of operations focused
3.	Revenue	7
4.	Share-based compensation	8
5.	Interest expense	9
6.	Income taxes	9
7.	Earnings per share	10
Consolidated financial position focused
8.	Accounts receivable	11
9.	Financial instruments	12
10.	Property, plant and equipment	13
11.	Intangible assets and goodwill	13
12.	Provisions	16
13.	Long-term debt	16
14.	Share capital	18
15.	Contingent liabilities	18
Other
16.	Related party transactions	18
17.	Additional financial information	20
1. Condensed interim consolidated financial statements
(a)     Basis of presentation
The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our financial results may vary from period to period during any fiscal year. The seasonality in our business, and consequently, our financial performance, mirrors that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters, but this can vary if there are material changes to our clients’ operating environment, such as potential impacts of a recession and our clients’ response to those impacts, or material changes in the foreign currency rates that we operate in.
These condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2022, and are expressed in United States dollars and follow the same accounting policies and methods of their application as set out in our audited consolidated financial statements for the year ended December 31, 2022, other than as described in the section “Change in presentation” below. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB). Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.
These condensed interim consolidated financial statements as at and for the three- and nine-month periods ended September 30, 2023 were authorized by our Board of Directors for issue on November 3, 2023.

(b)     Change in presentation
In our condensed interim consolidated statements of cash flows for the three- and nine-month period ended September 30, 2022, we have reclassified $5 million and $16 million, respectively, of cash interest paid on credit facilities from cash flows from operating activities, to cash flows from financing activities. This change in presentation is consistent with the annual disclosures included in our consolidated financial statements for the year ended December 31, 2022.
In our condensed interim consolidated statements of financial position, we have reclassified certain current and non-current provisions previously included in Accounts payable and accrued liabilities and Other long-term liabilities, respectively, based on materiality. All amounts presented for the comparative period have been reclassified to conform with the current period presentation.
(c)    Accounting policy developments
Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period
In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application was permitted. The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies, and clarify how to distinguish changes in accounting policies from changes in accounting estimates. Our financial disclosure is currently not materially affected by the application of the amendments.
In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application was permitted. With a view to reducing diversity in reporting, the amendments clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. Our financial performance or disclosure is currently not materially affected by the application of the amendments.
In May 2023, the International Accounting Standards Board issued International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12), which amended IAS 12, Income Taxes. The amendments provide, and we use the, temporary relief from accounting for deferred income taxes arising from the Organisation for Economic Co-operation and Development's (OECD) Pillar Two model rules (such rules ensuring that large multinational corporations would be subject to a minimum 15% income tax rate in every jurisdiction in which they operate). As different jurisdictions are expected to implement the OECD rules at different speeds and at different points in time, the amendments are intended to help ensure consistency within, and comparability across, financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. We are currently assessing the impacts of the amended standard, but do not expect that our financial disclosure will be materially affected by the application of the amendments.
2. Capital structure financial policies
Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.
In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with our long-term debt, net of amounts recognized in accumulated other comprehensive income and excluding lease liabilities) and cash and cash equivalents. We manage capital by monitoring the financial covenants in our credit facility (Note 13—Long-term debt).
We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt with different terms or characteristics, which may be used to replace existing debt, or pay down our debt balance with cash flows from operations.

In connection with our acquisition of WillowTree on January 3, 2023, we amended and expanded our existing credit facility to an aggregate $2.0 billion facility, consisting of an $800 million revolving credit facility and $1.2 billion in term loans payable in five years (see Note 11(b)—Intangible assets and goodwill—Business acquisitions for additional details on the acquisition of WillowTree, and Note 13(a)—Long-term debt—Credit facility for additional details on our credit facility).
3. Revenue
We earn revenue pursuant to contracts with our clients, who operate in various industry verticals. The following presents our earned revenue disaggregation for our five largest industry verticals for the following periods:

	Three months		Nine months
Periods ended September 30 (millions)	2023	2022	2023	2022
Tech and Games	$301	$289	$885	$856
Communications and Media	155	150	465	432
eCommerce and FinTech	71	67	216	223
Healthcare	38	11	115	34
Banking, Financial Services and Insurance	34	42	115	125
All others[1]	64	56	220	168
	$663	$615	$2,016	$1,838
1.All others includes, among others, travel and hospitality, energy and utilities, retail, and consumer packaged goods industry verticals.
We serve our clients, who are primarily domiciled in North America, from multiple delivery locations across various geographic regions. In addition, our TIAI Data Solutions business has clients that are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. The following table presents our earned revenue disaggregated by geographic region, based on location of our delivery centre or where service was provided, for the following periods:

	Three months		Nine months
Periods ended September 30 (millions)	2023	2022	2023	2022
Europe	$202	$211	$625	$667
North America	184	158	583	456
Asia-Pacific	162	149	474	441
Central America and others[1]	115	97	334	274
	$663	$615	$2,016	$1,838
1.Others includes South America and Africa geographic regions.

4. Share-based compensation
(a)    Restricted share unit plan
Restricted share units
We have various restricted share unit award types, including equity-settled restricted share units (RSUs) and performance restricted share units (PSUs). All restricted share units are nominally equal in value to one TELUS International subordinate voting share. Beginning January 1, 2021, restricted share unit awards granted were equity-settled. The following table presents a summary of the activity related to our restricted share units:

	Three months			Nine months
	Number of units		Weighted average grant-date fair value	Number of units		Weighted average grant-date fair value
Period ended September 30, 2023	Non-vested	Vested		Non-vested	Vested
Outstanding, beginning of period	2,295,918	—	$24.31	1,605,821	—	$27.10
Granted	—	—	—	1,111,894	342,986	20.30
Vested	(4,546)	4,546	25.68	(400,990)	400,990	26.66
Exercised[1]	—	(4,546)	25.68	—	(743,976)	22.47
Forfeited	(35,993)	—	24.23	(61,346)	—	24.52
Outstanding, September 30, 2023	2,255,379	—	$24.31	2,255,379	—	$24.31
1.During the three-month period ended September 30, 2023, 4,546 RSUs were exercised and settled with of 3,255 subordinate voting shares issued from treasury and a nominal amount in withholding taxes paid. During the nine-month period ended September 30, 2023, 743,976 RSUs were exercised and settled with 610,331 subordinate voting shares issued from treasury and $3 million in withholding taxes paid.
As at September 30, 2023, the outstanding restricted share units comprised of 1,545,370 RSUs and 710,009 PSUs.
(b)    Share option award plan
We have equity-settled share option awards (Share Options), and liability-accounted share option awards (Phantom Share Options). Share Options grant the right to the employee recipient to purchase and receive a subordinate voting share of TELUS International for a pre-determined exercise price. Phantom Share Options grant the right to the employee recipient to receive cash equal to the intrinsic value of the share option award, determined as the difference between the market price of a subordinate voting share of TELUS International and the exercise price. Share option awards are generally exercisable for a period of ten years from the time of grant. Beginning January 1, 2021, share option awards granted were equity-settled.
The following table presents the activity related to our share option awards:

	Three months			Nine months
	Number of share option award units		Weighted average exercise price	Number of share option award units		Weighted average exercise price
Period ended September 30, 2023	Non-vested	Vested		Non-vested	Vested
Outstanding, beginning of period	344,438	2,316,682	$11.35	580,715	2,096,582	$11.31
Vested	—	—	—	(234,075)	234,075	5.34
Exercised[1]	—	(124,337)	8.46	—	(124,337)	8.46
Forfeited	—	—	—	(2,202)	(13,975)	5.77
Outstanding, September 30, 2023[2]	344,438	2,192,345	$11.49	344,438	2,192,345	$11.49
Exercisable, September 30, 2023	—	2,192,345	$9.56	—	2,192,345	$9.56

1.During both the three- and nine-month periods ended September 30, 2023, the weighted average prices at the date of exercise was $14.81.

2.The exercise price for options outstanding as at September 30, 2023 ranged from $4.87 to $8.95 for 2,096,582 options with a weighted-average remaining contractual life of 3.2 years, and $25.00 for 440,201 options with a weighted-average remaining contractual life of 7.4 years.
(c)    Other
During the three-month period ended September 30, 2023, we granted Unit Appreciation Rights (UARs) to certain employees of WillowTree which have a maximum payout of $120 million, is subject to continued employment, and the fair value determined based on the achievement of certain performance targets of WillowTree. These UARs may be settled in cash or, at our option, TELUS International subordinate voting shares, and vest in three annual tranches exercisable beginning in fiscal 2026. The settlement of UARs are funded by the provisions for written put options arising from the WillowTree acquisition (see Note 11(b)—Intangible assets and goodwill—Business acquisitions and Note 12—Provisions). As such, total payments made to settle any UARs following the vesting of each tranche will be deducted from the gross payments required to settle these provisions.
During the nine-month period ended September 30, 2023, we acquired two businesses and provided performance earn-outs to certain of its employees, subject to continued employment, which have a maximum payout of approximately $12 million payable in fiscal 2025 and may be settled in cash or, at our option, TELUS International subordinate voting shares (see Note 11(b)—Intangible assets and goodwill—Business acquisitions). These earn-outs were included in share-based compensation.
5. Interest expense

	Three months		Nine months
Periods ended September 30 (millions)	2023	2022	2023	2022
Interest expense
Interest on long-term debt, excluding lease liabilities	$27	$6	$78	$17
Interest on lease liabilities	7	3	17	10
Amortization of financing fees and other	1	1	3	2
Interest accretion on provisions	3	—	9	—
	$38	$10	$107	$29
6. Income taxes

	Three months		Nine months
Periods ended September 30 (millions)	2023	2022	2023	2022
Current income tax expense (recovery)
For current reporting period	$18	$27	$49	$71
Adjustments recognized in the current period for income tax of prior periods	—	3	(6)	3
	18	30	43	74
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	(14)	(5)	(50)	(5)
Adjustments recognized in the current period for income tax of prior periods	(1)	1	(2)	1
	(15)	(4)	(52)	(4)
	$3	$26	$(9)	$70
Our income tax expense (recovery) and effective income tax rate differ from that calculated by applying the applicable statutory rates for the following reasons:

	Three months				Nine months
Periods ended September 30 (millions except percentages)	2023		2022		2023		2022
Income taxes computed at applicable statutory income tax rates	$1	9.1%	$19	23.3%	$(7)	(101.0)%	$51	23.5%
Non-deductible items	1	8.3%	1	0.8%	1	14.3%	5	2.3%
Withholding and other taxes	4	32.6%	6	6.9%	11	158.1%	18	8.2%
Losses not recognized	1	8.3%	2	2.4%	2	28.6%	5	2.3%
Foreign tax differential	(3)	(25.0)%	(6)	(6.9)%	(8)	(114.3)%	(14)	(6.6)%
Adjustments recognized in the current period for income tax of prior periods	(1)	(8.3)%	4	4.1%	(8)	(114.3)%	4	1.8%
Other	—	—%	—	—%	—	—%	1	0.5%
Income tax expense (recovery)	$3	25.0%	$26	30.6%	$(9)	(128.6)%	$70	32.0%
7. Earnings per share
(a)Basic earnings per share
Basic earnings per share is calculated by dividing net income by the total weighted average number of equity shares outstanding during the period.

	Three months		Nine months
Periods ended September 30 (millions except earnings per share)	2023	2022	2023	2022
Net income for the period	$9	$59	$16	$149
Weighted average number of equity shares outstanding	274	266	273	266
Basic earnings per share	$0.03	$0.22	$0.06	$0.56
(b)Diluted earnings per share
Diluted earnings per share is calculated to give effect to the potential dilutive effect that could occur if additional equity shares were assumed to be issued under securities or instruments that may entitle their holders to obtain equity shares in the future, which include share-based compensation awards (see Note 4—Share-based compensation for additional details) and provisions for written put options (see Note 11(b)—Intangible assets and goodwill—Business acquisitions and Note 12—Provisions for additional details). The number of additional shares for inclusion in the diluted earnings per share calculation was determined using the treasury stock method.

	Three months		Nine months
Periods ended September 30 (millions except earnings per share)	2023	2022	2023	2022
Net income for the period	$9	$59	$16	$149
Weighted average number of equity shares outstanding	274	266	273	266
Dilutive effect of share-based compensation	2	3	4	3
Weighted average number of diluted equity shares outstanding	276	269	277	269
Diluted earnings per share	$0.03	$0.22	$0.06	$0.55
During the three- and nine-month periods ended September 30, 2023, 440,201 Share Options were anti-dilutive and excluded from the calculation of diluted earnings per share (September 30, 2022 - nil for both periods, respectively).

8. Accounts receivable

As at (millions)	September 30, 2023	December 31, 2022
Accounts receivable – billed	$273	$223
Accounts receivable – unbilled	195	201
Other receivables	28	5
	496	429
Allowance for doubtful accounts	(2)	(1)
Total	$494	$428
The following table presents an analysis of the age of customer accounts receivable. Any late payment charges are levied at a negotiated rate on outstanding non-current customer account balances.

As at (millions)	September 30, 2023	December 31, 2022
Customer accounts receivable – billed, net of allowance for doubtful accounts
Less than 30 days past billing date	$182	$154
30-60 days past billing date	62	44
61-90 days past billing date	12	12
More than 90 days past billing date	15	12
	271	222
Accounts receivable – unbilled	195	201
Other receivables	28	5
Total	$494	$428
We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable balances are written off directly to bad debt expense.
The following table presents a summary of the activity related to our allowance for doubtful accounts:

	Three months		Nine months
Periods ended September 30 (millions)	2023	2022	2023	2022
Balance, beginning of period	$2	$1	$1	$2
Additions	—	—	1	—
Write-off	—	—	—	(1)
Balance, end of period	$2	$1	$2	$1

9. Financial instruments
General
The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and certain provisions approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying value of our provision for written put options is measured at the present value of the estimated future redemption amounts.
The fair values of the derivative financial instruments we use to manage our exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments subject to similar risks and maturities (such fair value estimates being largely based on the European euro: US$ and Philippine peso: US$ forward exchange rates as at the statement of financial position dates).
Derivative
The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table; all such items use significant other observable inputs (Level 2) for measuring fair value at the reporting date.

		September 30, 2023				December 31, 2022
As at (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate
Current assets[1]
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH[3]	2024	$22	$17	USD:1.00 EUR:0.92	2023	$21	$19	USD:1.00 EUR: 0.86
Currency risks arising from Philippine peso denominated purchases	HFT[2]	2024	$38	$—	USD:1.00 PHP:57.30	2023	$53	$—	USD:1.00 PHP:56.90
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	2024	$9	$3	3.52%	—	$—	$—	—

Non-current assets[1]
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH[3]	2028	$426	$19	USD:1.00 EUR:0.92	2025	$341	$13	USD:1.00 EUR:0.86
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	2028	$159	$2	3.52%	—	$—	$—	—

Current liabilities[1]
Derivatives used to manage
Currency risks arising from Philippine peso denominated purchases	HFT[2]	2024	$74	$1	USD:1.00 PHP:55.76	2023	$50	$1	USD:1.00 PHP:53.55
1.Notional amounts of derivative financial assets and liabilities are not set off.
2.Foreign currency hedges are designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.
3.Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

10. Property, plant and equipment

		Owned assets					Right-of-use lease assets
(millions)	Note	Network assets	Buildings and leasehold improvements	Computer equipment, furniture, and other	Assets under construction	Total	Buildings	Total
At cost
As at January 1, 2023		$49	$138	$257	$33	$477	$385	$862
Additions		2	2	12	41	57	57	114
Additions from acquisition	11(b)	—	10	5	—	15	19	34
Dispositions, retirements and other		—	—	(1)	—	(1)	(11)	(12)
Transfers		3	4	18	(25)	—	—	—
Foreign exchange		—	—	(2)	—	(2)	(4)	(6)
As at September 30, 2023		$54	$154	$289	$49	$546	$446	$992
Accumulated depreciation
As at January 1, 2023		$31	$53	$160	$—	$244	$169	$413
Depreciation		6	16	33	—	55	47	102
Dispositions, retirements and other		—	—	(1)	—	(1)	(11)	(12)
Foreign exchange		—	—	(1)	—	(1)	(4)	(5)
As at September 30, 2023		$37	$69	$191	$—	$297	$201	$498
Net book value
As at December 31, 2022		$18	$85	$97	$33	$233	$216	$449
As at September 30, 2023		$17	$85	$98	$49	$249	$245	$494
11. Intangible assets and goodwill
(a)    Intangible assets and goodwill

(millions)	Note	Customer relationships	Crowdsource assets	Software	Brand and other	Total intangible assets	Goodwill	Total intangible assets and goodwill
At cost
As at January 1, 2023		$1,151	$120	$57	$35	$1,363	$1,350	$2,713
Additions		—	—	9	—	9	—	9
Additions from acquisition	11(b)	602	—	—	92	694	608	1,302
Dispositions, retirements and other		—	—	(15)	(25)	(40)	—	(40)
Foreign exchange		(5)	—	(1)	—	(6)	(7)	(13)
As at September 30, 2023		$1,748	$120	$50	$102	$2,020	$1,951	$3,971
Accumulated amortization
As at January 1, 2023		$264	$30	$33	$28	$355	$—	$355
Amortization		103	11	7	17	138	—	138
Dispositions, retirements and other		—	—	(15)	(25)	(40)	—	(40)
Foreign exchange		(3)	—	(1)	—	(4)	—	(4)
As at September 30, 2023		$364	$41	$24	$20	$449	$—	$449
Net book value
As at December 31, 2022		$887	$90	$24	$7	$1,008	$1,350	$2,358
As at September 30, 2023		$1,384	$79	$26	$82	$1,571	$1,951	$3,522
(b)    Business acquisitions
WillowTree
On January 3, 2023, we acquired 86% of the equity interest of WillowTree, a full-service digital product provider focused on end user experiences, such as native mobile applications and unified web interfaces. Certain WillowTree management team members retained approximately 14% of the total equity interest in WillowTree, and were granted written put options related to this retained equity interest that are exercisable in tranches over a three-year period beginning in 2026. These written put options are subject to certain performance-based criteria tied to the WillowTree business, including compounded annual revenue growth rate and cumulative gross margin targets, and may be settled in cash or, at our option, a combination of cash and up to 70% in TELUS International subordinate voting shares. Concurrent with this acquisition, WillowTree management team members provided us with purchase call options, which substantially mirror the written put options. As a result of these purchase call options and written put options, we determined that the non-controlling interest held by the WillowTree management team members would be recognized as a financial liability in the form of provisions for the written put options. The provisions for the written put options were measured at the date of acquisition based on the present value of the estimated future redemption amounts.
The total purchase consideration for WillowTree was $1,175 million, net of assumed debt of WillowTree, comprising of $856 million in cash, $125 million of our subordinate voting shares, and $194 million in provisions for the written put options. Transaction costs for the acquisition were expensed as incurred.
The acquisition of WillowTree qualified as a business combination and was accounted for using the acquisition method of accounting. Accordingly, the results of WillowTree have been included in our condensed interim consolidated financial statements from the date of acquisition on January 3, 2023.
The acquisition brings key talent and diversity to our portfolio of next generation solutions, and further augments our digital consulting and client-centric software development capabilities. The primary factor that gives rise to the recognition of goodwill on this acquisition was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacity of the business). A portion of the amounts assigned to goodwill are deductible for income tax purposes.
As at September 30, 2023, the acquisition purchase price allocation was provisional, primarily in respect of customer contracts, related customer relationships and deferred income taxes, and subject to adjustments as we finalize our determination of fair value.
During the three- and nine-month periods ended September 30, 2023, WillowTree generated revenue of $42 million and $145 million, respectively, and net loss of $29 million and $80 million, respectively, which included amortization of intangible assets and interest expense on incremental borrowings on our credit facility, both arising from this transaction. As the acquisition closed on January 3, 2023, had the acquisition closed on January 1, 2023, our consolidated revenue and net income would have been the same.
WillowTree revenue
We recognize the WillowTree revenue by applying IFRS 15, Revenue from contracts with customers. Customer contracts are generally based on fees earned per-productive hour, where revenues are recognized as services are provided, or fixed-fee contracts, where revenues are estimated and recognized over-time using the input method. We apply the input method for WillowTree revenue by identifying each performance obligation at the inception of a customer contract, and recognize revenue based on costs incurred toward the satisfaction of each performance obligation relative to the total expected costs required to satisfy that performance obligation. Costs incurred are generally labor hours expended. When there are multiple performance obligations in a customer contract, the transaction price is allocated to each performance obligation based on relative stand-alone selling prices.
Other acquisitions
During the nine- month period ended September 30, 2023, we completed the acquisition of two businesses which expanded our customer experience operations into Morocco and South Africa, for total purchase consideration of $2 million (comprised of $1 million cash and $1 million in provisions), in exchange for net identifiable assets of $2 million. No goodwill was recognized.
As part of these acquisitions, we provided performance earn-outs to certain employees, subject to continued employment, with a maximum payout of approximately $12 million and payable in fiscal 2025, which may be settled in cash or, at our option, TELUS International subordinate voting shares (see Note 4(c)—Share-based compensation—Other).
During the three- and nine-month periods ended September 30, 2023, other acquisitions generated revenue of $1 million and $2 million, respectively, and net income was $nil for both periods. Had the acquisitions closed on January 1,

2023, during the nine-month period ended September 30, 2023, revenue would have increased by $1 million and net income would have been the same.
Acquisition-date fair values
Acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in the following table:

(millions)	WillowTree	Other	Total
Assets
Current assets
Cash	$5	$—	$5
Accounts receivable	62	1	63
Prepaid and other assets	3	—	3
	70	1	71
Non-current assets
Property, plant and equipment
Owned assets	15	—	15
Right-of-use lease assets	19	—	19
Intangible assets subject to amortization[1]	692	2	694
	726	2	728
Total identifiable assets acquired	796	3	799

Liabilities
Current liabilities
Accounts payable and accrued liabilities	42	—	42
Income and other taxes payable	11	—	11
Current maturities of long-term debt	91	1	92
	144	1	145
Non-current liabilities
Long-term debt	16	—	16
Deferred income taxes	69	—	69
	85	—	85
Total liabilities assumed	229	1	230

Net identifiable assets acquired	567	2	569
Goodwill	608	—	608
Net assets acquired	$1,175	$2	$1,177

Acquisition effected by way of:			—
Cash	$856	$1	$857
Provisions[2]	194	1	195
Subordinate voting shares[3]	125	—	125
	$1,175	$2	$1,177
1.Customer relationships are generally expected to be amortized over a period of 15 years; brand and other intangible assets recognized are expected to be amortized over a period of three to 10 years.
2.Provisions recognized in the WillowTree acquisition were in connection with the written put options granted to certain members of the WillowTree management team.
3.The fair value of TELUS International subordinate voting shares was measured based upon market prices observed at the date of acquisition of control.

12. Provisions

(millions)	Employee related[1]	Written put options[2]	Other[3]	Total
As at January 1, 2023	$—	$—	$3	$3
Additions	14	194	1	209
Use	(10)	—	—	(10)
Interest effect and other	—	10	—	10
As at September 30, 2023	$4	$204	$4	$212
Current	$4	$—	$1	$5
Non-current	—	204	3	$207
As at September 30, 2023	$4	$204	$4	$212
1.Related to personnel-related reorganization charges.
2.In connection with our acquisition of WillowTree, a provision for written put options to acquire the non-controlling interest in the WillowTree business retained by certain members of WillowTree management was established, measured at the present value of the estimated redemption amount (see Note 11(b)—Intangible assets and goodwill—Business acquisitions).
3.Other provisions generally relate to legal and other activities that arise during the normal course of operations.
13. Long-term debt

As at (millions)	September 30, 2023	December 31, 2022
Credit facility	$1,535	$742
Deferred debt transaction costs	(12)	(14)
	1,523	728
Lease liabilities	269	236
Long-term debt	$1,792	$964
Current	$122	$83
Non-current	1,670	881
Long-term debt	$1,792	$964
(a)    Credit facility
In connection with our acquisition of WillowTree on January 3, 2023 (see Note 11(b)—Intangible assets and goodwill—Business acquisitions), we amended and expanded our existing credit facility to an aggregate $2.0 billion credit facility, consisting of an $800 million revolving credit facility and an amortizing $1.2 billion term loan. The amended credit facility is secured by our assets with a syndicate of financial institutions, which includes TELUS Corporation as a lender, maturing on January 3, 2028. Upon closing this acquisition, we borrowed an aggregate of $963 million on the amended credit facility (comprised of $363 million from the revolving credit facility and $600 million from the term loan), to partially fund the WillowTree acquisition, repay a portion of long-term debt assumed in the transaction, and settle certain transaction costs incurred by WillowTree. As at September 30, 2023, the revolving credit facility and term loan had an effective interest rate of 7.42% (December 31, 2022 - 6.67%).

As at (millions)	September 30, 2023			December 31, 2022
	Revolving component	Term loan component[1]	Total	Revolving component	Term loan component	Total
Available	$435	$—	$435	$658	$600	$1,258
Outstanding
Due to TELUS Corporation	$26	$84	$110	$10	$43	$53
Due to Other	339	1,086	1,425	132	557	689
	$365	$1,170	$1,535	$142	$600	$742
Total	$800	$1,170	$1,970	$800	$1,200	$2,000
1.In the first quarter of 2023, we entered into a receive-floating interest rate, pay-fixed interest rate exchange agreement that effectively converts a portion of our interest obligations on the debt to a fixed rate of 3.52% plus applicable margins.
The amended credit facility bears interest at prime rate, U.S. dollar base rate, a bankers’ acceptance rate or Term Secured Overnight Financing Rate (SOFR) (all such terms as used or defined in the amended credit facility) plus applicable margins. The amended credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. Net Debt to EBITDA ratio must not exceed 4.25:1.00 for each quarter in fiscal 2023, 3.75:1.00 for each quarter in fiscal 2024 and 3.25:1.00 subsequently. The EBITDA to Debt Service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility. If an acquisition with an aggregate cash consideration in excess of $250 million occurs in any twelve-month period, the maximum permitted Net Debt to EBITDA ratio per credit agreement may be increased by 0.50:1.00 and shall return to the then applicable Net Debt to EBITDA ratio after eight fiscal quarters.
The term loan of the amended credit facility is subject to an amortization schedule requiring that 1.25% of the original principal advanced be repaid each quarter beginning on June 30, 2023, with the balance due at maturity of the amended credit facility on January 3, 2028.
As at September 30, 2023, we were in compliance with all financial covenants, financial ratios and all of the terms and conditions of our amended credit facility and long-term debt agreement.
(b)    Long-term debt maturities
Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at September 30, 2023, are as follows:

Composite long-term debt denominated in	U.S. dollars			European euros	Other currencies
For each fiscal year ending December 31 (millions)	Long-term debt, excluding leases	Leases	Total	Leases	Leases	Total
2023 (remainder of the year)	$15	$4	$19	$4	$7	$30
2024	60	16	76	15	26	117
2025	60	18	78	14	17	109
2026	60	19	79	11	15	105
2027	60	16	76	6	8	90
2028 and thereafter	1,280	28	1,308	30	15	1,353
Future cash outflows in respect of composite long-term debt principal repayments	1,535	101	1,636	80	88	1,804
Future cash outflows in respect of associated interest and like carrying costs[1]	453	47	500	17	22	539
Undiscounted contractual maturities	$1,988	$148	$2,136	$97	$110	$2,343
1.Future cash outflows in respect of associated interest and carrying costs for amounts drawn under our amended credit facility (if any) have been calculated based upon the rates in effect at September 30, 2023.

14. Share capital
Our authorized and issued share capital as at September 30, 2023 is as follows:

	Authorized		Issued
As at (millions)	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Preferred Shares	unlimited	unlimited	—	—
Equity Shares
Multiple Voting Shares	unlimited	unlimited	200	200
Subordinate Voting Shares	unlimited	unlimited	74	67
As at September 30, 2023, there were 17 million authorized but unissued subordinate voting shares reserved for issuance under our share-based compensation plans, and 5 million authorized but unissued subordinate voting shares reserved for issuance under our employee share purchase plan.
15. Contingent liabilities
(a)Indemnification obligations
In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, historically we have not made significant payments under these indemnifications. As at September 30, 2023, we had no liability recorded in respect of indemnification obligations (December 31, 2022 - $nil).
(b)Claims and lawsuits
We are party to various legal proceedings and claims that arise in the ordinary course of business. The ultimate outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of management's estimates of loss, or if any outcome becomes more likely than not and estimable, our results of operations and financial condition could be adversely affected.
16. Related party transactions
(a)Transactions with TELUS Corporation
TELUS Corporation produces consolidated financial statements available for public use and is the ultimate parent and controlling party of TELUS International.

Recurring transactions
TELUS Corporation and its subsidiaries receive customer care, integrated business process outsourcing, information technology outsourcing, and digital product development services from us, and provide services (including people, network, finance, communications, and regulatory) to us. We also participate in defined benefit pension plans that share risks between TELUS Corporation and its subsidiaries.

	2023			2022
Three months ended September 30 (millions)	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total
Transactions with TELUS Corporation and subsidiaries
Revenues from services provided to	$—	$133	$133	$—	$108	$108
Goods and services purchased from	—	(6)	(6)	—	(8)	(8)
	—	127	127	—	100	100
Receipts from related parties	—	(202)	(202)	—	(104)	(104)
Payments to related parties	—	2	2		12	12
Payments (made) collected by related parties on our behalf and other adjustments	5	(8)	(3)	6	(9)	(3)
Foreign exchange	—	—	—	3	—	3
Change in balance	5	(81)	(76)	9	(1)	8
Accounts with TELUS Corporation and subsidiaries
Balance, beginning of period	(96)	58	(38)	(78)	39	(39)
Balance, end of period	$(91)	$(23)	$(114)	$(69)	$38	$(31)
Accounts with TELUS Corporation and subsidiaries
Due from affiliated companies	$10	$26	$36	$—	$50	$50
Due to affiliated companies	(101)	(49)	(150)	(69)	(12)	(81)
	$(91)	$(23)	$(114)	$(69)	$38	$(31)

	2023			2022
Nine months ended September 30 (millions)	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total
Transactions with TELUS Corporation and subsidiaries
Revenues from services provided to	$—	$394	$394	$—	$302	$302
Goods and services purchased from	—	(17)	(17)	—	(20)	(20)
	—	377	377	—	282	282
Receipts from related parties	—	(440)	(440)	—	(307)	(307)
Payments to related parties	—	20	20	1	12	13
Payments (made) collected by related parties on our behalf and other adjustments	(2)	(41)	(43)	(32)	25	(7)
Foreign exchange	2	—	2	6	—	6
Change in balance	—	(84)	(84)	(25)	12	(13)
Accounts with TELUS Corporation and subsidiaries
Balance, beginning of period	(91)	61	(30)	(44)	26	(18)
Balance, end of period	$(91)	$(23)	$(114)	$(69)	$38	$(31)
Accounts with TELUS Corporation and subsidiaries
Due from affiliated companies	$10	$26	$36	$—	$50	$50
Due to affiliated companies	(101)	(49)	(150)	(69)	(12)	(81)
	$(91)	$(23)	$(114)	$(69)	$38	$(31)
In the condensed interim consolidated statement of financial position, amounts due from affiliates and amounts due to affiliates are generally due 30 days from billing and are cash-settled on a gross basis.

(b)Transactions with BPEA EQT (formerly Baring Private Equity Asia)
BPEA EQT (BPEA) exercises significant influence over TELUS International.
On March 9, 2023, we amended the shareholders’ agreement made with TELUS Corporation and BPEA to eliminate initial post-IPO transition requirements, remove BPEA’s rights regarding the nomination of directors and appointment of observers to our Board and confirm TELUS Corporation’s and the Company’s rights to nominate individuals to serve on our Board.
Recurring transactions
As at, and during the three- and nine-month periods ended September 30, 2023 and 2022, there were no balances due to or due from, or recurring transactions with BPEA EQT (December 31, 2022 – $nil).
(c)Transactions with key management personnel
Our key management personnel have the authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.
During the three-month period ended September 30, 2023, share-based compensation expense of $1 million was recognized. 79,678 Phantom Share Options were exercised with weighted average prices at the date of exercise of $14.81.
During the nine-month period ended September 30, 2023, share-based compensation expense of $12 million was recognized, and we granted 365,757 RSUs and 301,727 PSUs, with total grant-date fair value of $14 million. 275,147 equity-settled awards were exercised and settled with subordinate voting shares issued from treasury and 79,678 Phantom Share Options were exercised with weighted average prices at the date of exercise of $14.81.
17. Additional financial information
(a)Statements of income and other comprehensive income
During the nine-month periods ended September 30, 2023 and 2022, we had three customers which each individually accounted for more than 10% of our consolidated revenue. TELUS Corporation, our controlling shareholder and largest client during the nine-month period ended September 30, 2023, accounted for 19.6% of our revenue (September 30, 2022 - 16.5%). Google, our second largest client during the nine-month period ended September 30, 2023, accounted for 12.5% of our revenue (September 30, 2022 - 11.8%). Our third largest client during the nine-month period ended September 30, 2023, a leading social media company, accounted for 11.8% of our revenue (September 30, 2022 - 16.1%).
(b)Statements of financial position

As at (millions)	September 30, 2023	December 31, 2022
Other long-term assets
Lease deposits and other	$19	$20
Other	4	7
	$23	$27
Accounts payable and accrued liabilities
Trade accounts payable	$38	$39
Accrued liabilities	113	110
Payroll and other employee-related liabilities	135	129
Share-based compensation liability	—	1
Other	15	10
	$301	$289

(c)Statements of cash flows—operating activities and investing activities

	Three months		Nine months
Periods ended September 30 (millions)	2023	2022	2023	2022
Net change in non-cash operating working capital
Accounts receivable	$(15)	$(2)	$(9)	$(30)
Due to and from affiliated companies, net	76	—	84	21
Prepaid expenses	3	4	(17)	(2)
Other long-term assets	3	1	4	7
Accounts payable and accrued liabilities	—	1	(31)	(22)
Income and other taxes receivable and payable, net	2	15	—	8
Provisions	(2)	—	5	—
Other long-term liabilities	(1)	(2)	1	(1)
	$66	$17	$37	$(19)
Cash payments for capital assets
Capital asset additions
Capital expenditures
Property, plant and equipment, excluding right-of-use assets	$(23)	$(24)	$(57)	$(71)
Intangible assets	(3)	(2)	(9)	(9)
	(26)	(26)	(66)	(80)
Change in accrued payables related to the purchase of capital assets	6	—	8	4
	$(20)	$(26)	$(58)	$(76)
(d)Changes in liabilities arising from financing activities

		Statements of cash flows		Non-cash changes
Three-month period ended September 30, 2023 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$1,660	$40	$(165)	$—	$—	$1,535
Lease liabilities	267	—	(22)	(2)	26	269
Deferred debt transaction costs	(13)	—	—	—	1	(12)
	$1,914	$40	$(187)	$(2)	$27	$1,792

		Statements of cash flows		Non-cash changes
Three-month period ended September 30, 2022 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$848	$—	$(62)	$—	$—	$786
Lease liabilities	210	—	(16)	(10)	22	206
Deferred debt transaction costs	(7)	—	—	—	1	(6)
	$1,051	$—	$(78)	$(10)	$23	$986

		Statements of cash flows		Non-cash changes
Nine-month period ended September 30, 2023 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$742	$1,076	$(283)	$—	$—	$1,535
Other	—	—	(89)	—	89	—
Lease liabilities	236	—	(63)	1	95	269
Deferred debt transaction costs	(14)	—	—	—	2	(12)
	$964	$1,076	$(435)	$1	$186	$1,792

		Statements of cash flows		Non-cash changes
Nine-month period ended September 30, 2022 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$941	$—	$(155)	$—	$—	$786
Lease liabilities	215	—	(52)	(18)	61	206
Deferred debt transaction costs	(8)	—	—	—	2	(6)
	$1,148	$—	$(207)	$(18)	$63	$986